# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XAI CLO & Income Opportunities Fund, CIK 0002000645
CUSIP: 67578T206
Title of class of securities: Class I Common Stock
Address of issuer's principal executive offices: 321 N. CLARK ST., SUITE 2430, CHICAGO, Illinois (IL), 60654
Date of event which requires filing of this statement: 11/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000072971

## Reporting persons
- Wells Fargo & Company: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 826,345; shared dispositive power 0; aggregate amount beneficially owned 826,345 (43.6% of the class)
  Comment: * The percentage of ownership reported in row 11 represents Wells Fargo & Co's ownership as of August 31, 2026. The percentage is calculated based on the total outstanding shares of both Class A and Class I shares issued by the Fund. As of August 31, 2026, the Fund had 1,452,922 Class I shares and 441,251 Class A shares outstanding. Class A and Class I shares constitute the same voting class of securities and have equal voting rights on matters affecting the Fund as a whole, including the election of directors.

## Item 1. Issuer
Name of issuer: XAI CLO & Income Opportunities Fund
Address of issuer's principal executive offices: 321 N. CLARK ST., SUITE 2430, CHICAGO, IL 60654

## Item 2. Person Filing
Name of person filing: Wells Fargo & Company
Address of principal business office or, if none, residence: 333 Market Street, San Francisco, CA 94105
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 826,345
Percent of class: 43.6*
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 826,345
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This Schedule 13G is filed by Wells Fargo & Company on its own and on behalf of its subsidiaries Wells Fargo Bank, N.A., a Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); Wells Fargo Investment Institute, Inc., an investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99 - The table below reflects Wells Fargo & Co.'s percentage ownership of XAI CLO & Income Opportunities Fund Class I shares as of each month-end in which the number of shares Wells Fargo & Co owned changed. The ownership percentage is calculated based on the total outstanding shares of both Class A and Class I shares issued by the Fund as of each month-end. Class A and Class I shares constitute the same voting class of equity securities and have equal voting rights with respect to matters affecting the Fund as a whole, including the election of directors.

## Signatures
- Wells Fargo & Company: Ally Pecarro, Designated Signer (11/13/2026)